UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)	Coca-Cola FEMSA signs a definitive agreement to acquire 51% of The Coca-Cola Company’s Philippines’ bottling operation
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – December 13, 2012 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF), the largest franchise bottler of Coca-Cola products in the world, and The Coca-Cola Company (NYSE: KO), the world's largest beverage company, have signed a definitive agreement for Coca-Cola FEMSA to acquire 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of US$ 688.5 million in an all-cash transaction.

This purchase price represents an aggregate enterprise value for 100% of the bottler of US$1,350 million which results in a 2012 projected EBITDA multiple of approximately 13.5 times. As part of the agreement, Coca-Cola FEMSA will have an option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing and will have a put option to sell its ownership to The Coca-Cola Company any time during year six. The transaction is expected to close in early 2013.

The Philippines’ market represents an expansion of Coca-Cola FEMSA’s bottling footprint beyond Latin America, reinforcing its exposure to fast growing economies and its commitment to The Coca-Cola System. The Philippines has one of the highest per capita consumption rates of Coca-Cola products in the region and presents significant opportunities for further growth. Coca-Cola FEMSA believes that by leveraging its proven expertise and operating capabilities in an economy with vibrant growth prospects and an attractive socio-economic and demographic profile it will be capable to capture the opportunities and further improve the bottler’s operations and financial results.

“Today we are pleased to announce another important milestone in the history of our group and the relationship with our partner, The Coca-Cola Company,” said José Antonio Fernández Carbajal, Chairman of the Board of Directors of Coca-Cola FEMSA. “We see profitable growth prospects and long-term returns in emerging market economies. We welcome the unique opportunity to learn and share new capabilities to grow as an integrated company, as professionals, and as men and women together with our communities. Our principles and values share a common ground with the Filipino community and we are certain that together we can extend FEMSA’s long-lasting commitment to the continuous creation of economic, social and environmental value in every community where we operate.”

“This announcement reflects our long-standing belief in the global franchise system and our continued commitment to innovation and growth in the Philippines, just as we have done over the last 100 years,” said Muhtar Kent, Chairman and CEO, The Coca-Cola Company. “Our brands and our business have very deep roots in the Philippines, and we look forward to working with our strong partners at Coca-Cola FEMSA to capture future opportunities for growth and investment and bring even more social and economic value to customers and communities throughout the country.”

“Through this transaction, we strengthen our position in the global beverage industry,” said Carlos Salazar Lomelin, Chief Executive Officer of Coca-Cola FEMSA. “This represents an important step in our growth strategy and our commitment to The Coca-Cola System. We embrace a growing family of employees that will continue to generate value together, based on the foundation of our sustainable business model. This transaction reinforces our commitment to identify avenues of growth and value creation for our shareholders.”

The operations of CCBPI are comprised of 23 production plants, serve close to 800,000 customers and are expected to sell approximately 530 million unit cases of beverages in 2012. Coca-Cola has been present in the Philippines since the start of the 20th century and has been locally produced since 1912. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia.

Allen & Company LLC. and Rothschild acted as financial advisors and Cleary, Gottlieb, Steen & Hamilton and SyCip Salazar Hernandez & Gatmaitan acted as legal advisors to Coca-Cola FEMSA on this transaction.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

December 13, 2012	Page 1

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

ADDITIONAL INFORMATION

For additional relevant information, please refer to the presentation regarding the Philippines transaction, which is available on the Investor Relations section of our website www.coca-colafemsa.com.

CONFERENCE CALL

We invite you to participate in the conference call to discuss the transaction, which will be held on Friday, December 14, 2012, at 12:00 P.M. Eastern Time / 11:00 A.M. Mexico City Time / 01:00 A.M. Manila Time (December 15, 2012 in Manila).

The speakers on this call will be:

Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA and

Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA

To participate in the conference call, please dial: Domestic U.S.: 800-573-4840 or International:  617-224-4326. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through Thursday, December 20, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 90452105.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and the Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves more than 2,500,000 retailers with more than 100,000 employees worldwide.

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

December 13, 2012	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: December 14, 2012